UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Cambridge Antibody Technology Group plc
(Name of Issuer)
Ordinary Shares, nominal value 10 pence per share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
GB0001662252 (Ordinary Shares)
132148107 (American Depositary Shares)
(CUSIP Number)
Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
United Kingdom
Tel: 011 44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	GB0001662252 (Ordinary Shares) 132148107 (American Depositary Shares)

1	NAMES OF REPORTING PERSONS: AstraZeneca PLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

	7	SOLE VOTING POWER:

NUMBER OF		10,217,983 ordinary shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		190,569

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,217,983 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,217,983 ordinary shares and 190,569 ordinary shares subject to irrevocable undertakings

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.2% of issued and outstanding ordinary shares (and 19.5% of the issued and outstanding ordinary shares, assuming 190,569 ordinary shares are acquired pursuant to the irrevocable undertakings)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

This Amendment No. 1 hereby amends and restates the Schedule 13D filed by AstraZeneca (as defined below) on December 27, 2004.
Item 1. Security and Issuer
This Schedule 13D relates to ordinary shares, nominal value 10 pence per share (the “CAT Shares”), of Cambridge Antibody Technology Group plc, a public limited company organized under the laws of England and Wales (“CAT”), with its principal executive offices located at The Milstein Building, Granta Park, Cambridge CB1 6GH, United Kingdom and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”).
Item 2. Identity and Background
This report on Schedule 13D is being filed by AstraZeneca PLC, a public limited company organized under the laws of England and Wales (“AstraZeneca”). The principal executive offices of AstraZeneca are located at 15 Stanhope Gate, London W1K 1LN, United Kingdom. The address of the registered offices of AstraZeneca is the same as the address of AstraZeneca’s principal executive offices.
Information required to be disclosed herein with respect to AstraZeneca, its directors and executive officers is set forth in Schedule A hereto and the information set out in Schedule A hereto is incorporated hereby by this reference.
During the past five years, neither AstraZeneca nor, to the best knowledge of AstraZeneca, any of the directors or executive officers listed in Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
Item 3. Source and Amount of Funds or Other Consideration
AstraZeneca funded the purchase of the CAT Shares through its existing working capital.
Item 4. Purpose of Transaction
Original Subscription
On November 21, 2004, AstraZeneca UK Limited (“AstraZeneca UK”), a wholly owned subsidiary of AstraZeneca, entered into a subscription agreement with CAT (the “Subscription Agreement”) pursuant to which AstraZeneca UK agreed to subscribe for a total of 10,217,983 CAT Shares. The issue of the CAT Shares was conditional, among other things, upon CAT obtaining the approval of its shareholders to the disapplication of their statutory pre-emption rights in relation of the CAT Shares, which occurred on December 16, 2004.
In connection with the subscription, AstraZeneca UK also entered into a collaboration and license agreement (the “Collaboration Agreement”) with CAT on November 21, 2004. The Collaboration Agreement and the Subscription Agreement were inter-conditional. Pursuant to the Collaboration Agreement, CAT and AstraZeneca UK formed a strategic alliance for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders, including respiratory diseases. Under this agreement, AstraZeneca UK obtained the rights to opt-in to, and develop jointly, CAT discovery programmes existing at the date of the agreement and also certain future CAT discovery programmes that CAT independently initiates. In addition, CAT retained the right to co-promote products resulting from these programmes in the United States. CAT agreed to be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca UK agreed to be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation.
Under the Subscription Agreement, AstraZeneca UK subscribed in cash for 10,217,983 CAT Shares at a price of £7.34 per share for a total investment of £75 million and agreed, amongst other things and subject to certain exceptions, not to increase its percentage holding of CAT Shares (when aggregated with any holding of its affiliates) above 19.9% of CAT’s issued ordinary share capital for a period of 36 months (the “Restricted Period”). AstraZeneca UK also agreed, subject to certain exceptions, during the Restricted Period not to make (or act as a concert party to) an offer to acquire any shares in the capital of CAT under the UK The City Code on Takeovers and Mergers (the "City Code”) unless such an offer is recommended by a majority of the board of directors of CAT.

Tender Offer
On May 15, 2006, the boards of AstraZeneca and CAT announced (the “Announcement”) that they agreed terms of a recommended cash offer (the “Offer”) to be made by AstraZeneca UK to acquire the entire issued and to be issued share capital of CAT not otherwise held by AstraZeneca or its affiliates.
The Offer for each CAT Share will be at 1,320 pence in cash and the Offer for each CAT American Depositary Shares (“ADS”) will be at 1,320 pence in cash, equivalent to US$24.96 per ADS, assuming a pound sterling/US dollar exchange rate of £1.00 : US$1.8911, which was the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on May 12, 2006 (the last business day prior to the Announcement). The Offer values CAT’s existing issued share capital, excluding AstraZeneca’s existing shareholding in CAT, at approximately £567 and the entire issued share capital of CAT at approximately £702 million.
On May 14, 2006, certain members of the board of directors of CAT have agreed to provide irrevocable undertakings (each an “Irrevocable Undertaking”) to AstraZeneca UK to accept the Offer in respect of 190,569 CAT Shares, representing approximately 0.36% of CAT’s entire issued share capital. The Irrevocable Undertakings will remain binding notwithstanding a higher competing offer.
Pursuant to a break fee agreement dated May 14, 2006 (the “Break Fee Agreement”), Eliot agreed to pay a sum to Thomas of £5,000,000 if either (i) the directors of CAT change the terms of or withdraw their recommendation of the Offer or (ii) before the Offer lapses or is withdrawn without becoming or being declared wholly unconditional any person (other than AstraZeneca or a person acting in concert (as defined in the City Code) with AstraZeneca) announces an intention to make a competing offer however effected, to acquire the entire issued share capital of CAT (other than CAT Shares owned by such third party or persons acting in concert with it) and, at any time, the competing offer becomes or is declared wholly unconditional. AstraZeneca has agreed to pay a sum to CAT of £2,500,000 if AstraZeneca invokes the Office of Fair Trading (the “OFT”) condition to the Offer or if the Offer lapses by reason of the referral of the Offer by the OFT to the UK Competition Commission, unless the failure to satisfy the OFT condition to the Offer, or the referral to the UK Competition Commission, as appropriate, arises from the failure of CAT to use its reasonable endeavours to assist in the satisfaction of the OFT condition to the Offer (including the provision of necessary information or assistance to the OFT).
In addition to the agreements mentioned above, CAT and AstraZeneca UK entered into a cooperation agreement dated May 14, 2006 (the “Cooperation Agreement”), whereby CAT agreed, inter alia, subject to certain conditions, to: (i) take all such action it is reasonably able to take to procure the obtaining of the clearances and consents referred to in, and the fulfilment of the conditions set out in, the Announcement; (ii) take no action which may be prejudicial to the obtaining of such clearances and consents; (iii) notify AstraZeneca UK of any matter or circumstance reasonably likely to result in any of the conditions to which the Offer will be subject (as set out in the Announcement) to be unfulfilled or incapable of fulfilment; (iv) agree to any extension of certain time limits set out in the City Code or the Exchange Act as are deemed reasonably desirable by AstraZeneca UK; (v) consult with AstraZenca prior to making certain public announcements; and (vi) provide information for the purposes of preparing an offer document.
Lastly, pursuant to an exclusivity agreement executed on May 14, 2006 (the “Exclusivity Agreement”), CAT has undertaken, inter alia, from the date of execution of the Exclusivity Agreement to the completion date of the Offer (the “Exclusivity Period”) that: (i) it shall not, and shall procure that members of its group shall not, make any initial or further approach to, entertain any approach from, or enter into or continue negotiations with, any person with a view to a transaction taking place which would in the reasonable opinion of CAT preclude or materially restrict or delay the Offer; (ii) it shall notify AstraZeneca immediately in writing if it is required, in the context of the Offer, to provide any information to a bona fide competing offeror under Rule 20.2 of the City Code; and (iii) AstraZeneca shall have an exclusive right to negotiate the Offer during the Exclusivity Period; provided that, these undertakings will not apply to any action or omission which is required by virtue of the fiduciary duties of the directors of CAT or under the provisions of the City Code or required by law or any regulatory body, by the Listing Rules, Disclosure Rules or Prospectus Rules made by the UK Financial Services Authority (the “FSA”) under Part VI of the Financial Services and Markets Act 2000 or any rules and regulations of the FSA or the London Stock Exchange (or any other stock exchange on which such party’s shares are listed or quoted).
If the Offer becomes or is declared unconditional in all respects, and sufficient acceptances under the Offer are received, AstraZeneca intends to procure that CAT make applications to cancel the listing of CAT Shares from the Official List of the UK Listing Authority and to cancel admission to trading in CAT Shares on the London Stock Exchange’s market for listed securities. AstraZeneca also intends to procure that CAT applies for delisting of the CAT ADSs from NASDAQ. Such de-listings would significantly reduce the liquidity and marketability of any CAT Shares or CAT ADSs not assented to the Offer at that time. AstraZeneca may also request that CAT terminate the existing deposit agreement through which the ADS programme is operated. In addition, if the number of holders of CAT Securities in the United States falls below 300 (calculated in accordance with Rule 12g3-2(a) under the Exchange Act), AstraZeneca intends to procure that CAT file a Form 15 with the Securities and Exchange Commission to request that its reporting obligations under the Exchange Act are terminated or suspended.

If AstraZeneca UK receives acceptances under the Offer in respect of, or otherwise acquires, 90% or more of CAT Shares to which the Offer relates, AstraZeneca UK intends to exercise its rights pursuant to the provisions of Sections 428 to 430F (inclusive) of the UK Companies Act 1985 (the "Act”) to acquire compulsorily the remaining CAT Shares in respect of which the Offer has not been accepted on the same terms as the Offer.
It is anticipated that cancellation of listing on the Official List and of admission to trading on the London Stock Exchange will take effect no earlier than 20 business days after either (i) the date on which AstraZeneca UK has, by virtue of its shareholdings and acceptances of the Offer, acquired or agreed to acquire issued share capital carrying 75% of the voting rights of CAT or (ii) the first date of issue of compulsory acquisition notices under Section 429 of the Act. AstraZeneca UK will notify CAT Shareholders when the required 75% has been attained and confirm that the notice period has commenced and the anticipated date of cancellation.
It is also intended that, following the Offer becoming or being declared unconditional, CAT will be re-registered as a private company under the relevant provisions of the Act.
The Subscription Agreement has been filed herewith as Exhibit 99.1 and is incorporated herein by this reference. The Announcement has been filed herewith as Exhibit 99.2 and is incorporated herein by this reference. The Irrevocable Undertakings provided to AstraZeneca by the directors of CAT have been filed as Exhibits 99.3 through 99.11 and each are incorporated herein by this reference. The Break Fee Agreement has been filed herewith as Exhibit 99.12 and is incorporated herein by this reference. The Cooperation Agreement has been filed herewith as Exhibit 99.13 and is incorporated herein by this reference. The Exclusivity Agreement has been filed herewith as Exhibit 99.14 and is incorporated herein by this reference.
Item 5. Interest in Securities of the Issuer
(a)	AstraZeneca and its affiliates beneficially own an aggregate of 10,217,983 CAT Shares, representing approximately 19.2% of the entire issued share capital of CAT. If an additional 190,569 CAT Shares are tendered pursuant to the Irrevocable Undertakings, AstraZeneca will beneficially own 10,408,552 CAT Shares, representing approximately 19.5% of the entire issued share capital of CAT.

(b)	AstraZeneca has sole power to vote or to direct the vote and dispose or direct the disposition of the CAT Shares referred to in Items 7 and 9 of the cover page of this Schedule 13D. Pursuant to the Irrevocable Undertakings, AstraZeneca UK has the benefit of undertakings to vote 190,569 CAT Shares in such a manner as to (i) enable the Offer to be made and become unconditional and (ii) oppose the taking of any action which might result in any condition of the Offer not being satisfied. Neither AstraZeneca nor AstraZeneca UK have shared power of disposition over any CAT Shares.

(c)	Except as set out in response to Item 4 above, neither AstraZeneca, any of its affiliates, nor, to the best of AstraZeneca’s knowledge, any of its directors or executive officers have entered into any transactions with respect to the CAT ordinary shares within the 60 day period prior to the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
The information set out in response to Item 4 above is incorporated herein by this reference. The Subscription Agreement has been filed herewith as Exhibit 99.1 and is incorporated herein by reference. The Announcement has been filed herewith as Exhibit 99.2 and is incorporated herein by this reference. The Irrevocable Undertakings provided to AstraZeneca by the directors of CAT have been filed as Exhibits 99.3 through 99.11 and each are incorporated herein by this reference. The Break Fee Agreement has been filed herewith as Exhibit 99.12 and is incorporated herein by this reference. The Cooperation Agreement has been filed herewith as Exhibit 99.13 and is incorporated herein by this reference. The Exclusivity Agreement has been filed herewith as Exhibit 99.14 and is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.1*	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.2†	Press announcement relating to the Offer, dated May 15, 2006

99.3	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006

99.4	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006

99.5	Irrevocable Undertaking between Peter Alan Chambre and AstraZeneca UK Limited, dated May 14, 2006

99.6	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006

99.7	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006

99.8	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006

99.9	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006

99.10	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006

99.11	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006

99.12	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.13	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.14	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

*	Previously filed with the SEC on December 27, 2004 and is incorporated herein by this reference.

†	Incorporated by reference to the pre-commencement Tender Offer Statement on Schedule TO/C file by AstraZeneca PLC with the SEC on May 15, 2006.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Graeme Musker

Name:	Graeme Musker
Title:	Group Secretary and Company Secretary
Date:	May 15, 2006

Schedule A
Directors and Executive Officers of AstraZeneca PLC
The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of AstraZeneca. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: 15 Stanhope Gate, London W1K 1LN, United Kingdom.

Country of
Name	Title and Present Principal Occupation	Citizenship
Sir Peter Bonfield	Senior Non-Executive Director of AstraZeneca; Fellow of the Royal Academy of Engineering	United Kingdom

David Brennan	Executive Director and Chief Executive Officer of AstraZeneca	United States

John Buchanan	Non-Executive Director of AstraZeneca	United Kingdom

Jane Henney	Non-Executive Director of AstraZeneca; Senior Vice-President and Provost for Health Affairs, University of Cincinnati Medical Center	United States

Michele Hooper	Non-Executive Director of AstraZeneca; President and Chief Executive Officer of Stadtlander Drug Company	United States

Joe Jimenez	Non-Executive Director of AstraZeneca; Executive Vice-President of HJ Heinz Company and Chief Executive Officer of Heinz Europe	United States

Håkan Mogren	Non-Executive Deputy Chairman of AstraZeneca; Chairman of Affibody AB and the Sweden-America Foundation	Sweden

Erna Möller	Non-Executive Director of AstraZeneca; Professor of Clinical Immunology and Transplantation Immunology, Karolinska Institutet	Sweden

John Patterson	Executive Director Development of AstraZeneca	United Kingdom

Professor Dame Nancy Rothwell	Non-Executive Director of AstraZeneca; Vice-President for Research at the University of Manchester	United Kingdom

Louis Schweitzer	Non-Executive Chairman of AstraZeneca; Chairman and Chief Executive Officer of Renault SA	France

Jonathan Symonds	Executive Director and Chief Financial Officer of AstraZeneca	United Kingdom

Marcus Wallenberg	Non-Executive Director of AstraZeneca; Chairman of Skandinaviska Enskilda Banken AB	Sweden